UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Corporate Taxpayer’s Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly-Held Company

MATERIAL FACT

EXCERPT OF ITEM (14), SUB-ITEM (I) OF THE MINUTES OF THE 237th BOARD OF DIRECTORS MEETING HELD ON OCTOBER 30, 2019

As Secretary of the Meeting of the Board of Directors, I hereby CERTIFY that the item (14), sub-item (i) of the Minutes of the 237th Meeting of the Board  of Directors of Oi S.A. – In Judicial Reorganization held on October 30, 2019, at 11:00 a.m., at Rua Humberto de Campos, 425, 8º andar, sala Brasil, Leblon, Rio de Janeiro, read as follows:

“Regarding item (14), sub-item (i) of the Agenda, having in view the judgment rendered by the judge of the 7th Business Court of Rio de Janeiro, in the scope of the procedural incident filed under seal, with the conditions applicable to the transition of the position of Chief Financial Officer, the Directors approved the election of Mrs. Camille Loyo Faria, Brazilian, married, chemical engineer, bearer of identification card n. 08046038-9, issued by IFP/RJ, taxpayer identification number CPF/MF 016.748.137-16, with business address at Rua Humberto de Campos, 425, 8º andar, Leblon, Rio de Janeiro – RJ, for the position of Chief Financial Officer and Relations with Investors, in substitution to Mr. Carlos Augusto Machado Pereira de Almeida Brandão. The Directors authorize the Executive Board to take the measures necessary for the substitution of Mr. Carlos Augusto Machado Pereira de Almeida Brandão in other statutory positions held in subsidiaries and/or affiliates. The Officer elected hereby declares that she is not involved in any of the crimes provided by law that prevents her from holding the position to which she has been appointed, making the declaration referred to in paragraph 4 of article 147 of Law No. 6.404/76 and shall sign the relevant Declaration of Acceptance of Office.”

All members of the Board  of Directors were present at the meeting and affixed their signatures: Mr. Eleazar de Carvalho Filho (Chairman of the Board), Mr. Marcos Grodetzky (Vice-Chairman), Mr. José Mauro M. Carneiro da Cunha, Mr. Marcos Bastos Rocha, Ms. Maria Helena dos Santos F. Santana, Mr. Roger Solé Rafols, Mr. Henrique José Fernandes Luz, Mr. Paulino do Rego Barros Jr. and Mr. Wallim C. de Vasconcellos Junior (upon delegation of vote to  Eleazar de Carvalho Filho).

Rio de Janeiro, October 30, 2019.

Luciene Sherique Antaki

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2019

OI S.A. – In Judicial Reorganization

By:  /s/ Marcelo Augusto Salgado Ferreira

Name: Marcelo Augusto Salgado Ferreira

Title: Investor Relations Officer